EXHIBIT 99.1

MASONITE INTERNATIONAL CORPORATION TO BE ACQUIRED BY KKR

Toronto, Ontario, December 22, 2004 — Masonite International Corporation (TSX and NYSE:MHM), a global building products company, announced today that it has entered into a definitive agreement to be acquired by an affiliate of Kohlberg Kravis Roberts & Co. (KKR), a leading private equity firm, in an all cash transaction pursuant to which Masonite’s shareholders will receive C$40.20 per share. The total value of the transaction is approximately C$3.1 billion.

Masonite’s board formed a special committee of independent directors to consider the transaction. The committee’s independent financial adviser, Merrill Lynch, has provided an opinion to the board of Masonite that the consideration offered in the transaction is fair from a financial point of view to Masonite’s shareholders. The transaction is to be carried out by way of a statutory plan of arrangement. The Company anticipates mailing a proxy circular relating to the transaction in the third week of January to shareholders of record on January 17, 2005 for a meeting to be held on February 18, 2005. The transaction will be subject to the approval of 66 2/3% of the votes cast by Masonite shareholders at the meeting and also a simple majority of the votes cast by shareholders other than members of senior management of Masonite.

Masonite’s management team will remain in place following the completion of the transaction. At the time of completion, Masonite’s management will be required to invest in approximately 5% of the equity of Masonite at the same per share price as KKR is paying for its equity in the proposed transaction. Closing is subject to customary conditions, including regulatory and court approvals. The Bank of Nova Scotia has committed to provide debt financing for the transaction which, together with the equity infusion from funds managed by KKR, will provide sufficient financing to complete the transaction. Scotia Capital acted as the financial advisor to KKR.

Philip S. Orsino, President and CEO of Masonite said: “Our entire management team will continue to focus on providing superior service and products to our customers worldwide.”

Paul E. Raether, a member of KKR, said, “Masonite is a well-managed, well-positioned, innovative company with a global customer base. We expect Masonite to continue its expansion as a leading manufacturer of door products and look forward to working with management on the next stage of the Company’s development.”

The combination agreement between Masonite and KKR contains customary provisions prohibiting Masonite from soliciting any other acquisition proposal but allowing termination of the agreement in certain events, including in the event of an unsolicited acquisition proposal from a third party that in the exercise of its fiduciary duties the board of directors of Masonite finds to be superior to the KKR transaction, upon payment of a termination fee to KKR.

The proposed transaction, which has received the unanimous approval of the board of directors of Masonite, is expected to close in late February 2005.

Masonite is a unique, integrated, global building products company with its corporate headquarters in Mississauga, Ontario and its international administrative offices in Tampa, Florida. It operates over 75 facilities in sixteen countries in North America, South America, Europe, Asia and Africa and has approximately 14,000 employees. The Company sells its products to customers in over 50 countries. For more information, visit www.masonite.com.

KKR is one of the world’s oldest and most experienced private equity firms specializing in management buyouts, with offices in New York, Menlo Park, California and London, England. Over the past twenty-eight years, KKR has invested in more than 115 transactions with a total value of US$138 billion. For more information, visit www.kkr.com.

Certain statements in this press release are intended as “forward looking statements”. These statements include assumptions, expectations, predictions, intentions or beliefs about future events. Actual future results may vary materially from those expected or implied in any forward looking statements. Some of the key factors that could cause actual results to vary from those expressed or implied include the satisfaction of conditions precedent to the transaction.

FOR FURTHER INFORMATION, PLEASE CONTACT:
For Masonite
John F. Ambruz
Executive Vice-President, Strategic Development
Masonite International Corporation
Telephone: (905) 670-6514

For KKR
Molly Morse/David Lilly
Kekst and Company
Telephone: (212) 521-4826/4878